News Release

ZURICH®

Zurich acquires majority stake in Companhia de Seguros Minas Brasil and 100% of Minas Brasil Vida e Previdência

Zurich Financial Services
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Zurich, July 17, 2008 – Zurich Financial Services Group (Zurich) announced today that its Brazilian subsidiary Zurich Participações e Representações Ltda. (Zurich Participações) has signed an agreement to acquire common shares representing 87.35% in Companhia de Seguros Minas Brasil (MB), a BOVESPA-listed company, from Banco Mercantil do Brasil S.A. (Banco Mercantil) and two private investors. In addition, Zurich Participações has signed an agreement to acquire 100% of Minas Brasil Seguradora Vida e Previdência S.A. (MBVP) from Banco Mercantil. As part of this transaction, Zurich Brasil Seguros S.A. (Zurich Brasil), a subsidiary of Zurich Participações, will enter into a long-term exclusive bancassurance agreement with Banco Mercantil for the distribution of Life and General Insurance products of Zurich Brasil and the acquired companies.

The purchase price for both companies, which is subject to post-closing adjustments, amounts to BRL 286.9 (approx. USD 179) million (based on 100% of the share capital). In addition, a BRL 49.7 (approx. USD 31) million consideration is to be paid for the bancassurance agreement plus an earn-out component of up to BRL 49.7 (approx. USD 31) million, depending on the future performance under the distribution agreement. The bancassurance agreement will be executed at closing for a period of 20 years, renewable for additional 10 years, at the discretion of the parties. In 2007, premiums written through MB amounted to BRL 339.2 (approx. USD 175) million, which are mostly General Insurance personal lines, in particular motor, and to BRL 43.5 (approx. USD 22) million for MBVP. This acquisition reflects Zurich's emerging market strategy to further expand its footprint in attractive Latin American growth markets.

With the acquisition of MB and MBVP, Zurich Brasil is significantly extending its presence in Brazil, becoming one of the leading insurers in the

economically important State of Minas Gerais and gaining access to an extensive distribution network of 4,000 active independent brokers through 50 branches. In addition, Banco Mercantil, ranked number 10 within the group of non state-owned banks in Brazil, has been distributing the insurance products of MB and MBVP. It serves over 520,000 private individual and 39,000 commercial customers with a distribution network of 167 branches and 30 service centers across the country. Combining these two distribution channels, puts Zurich Brasil in an excellent position to strengthen its market position in Brazil through expanding its brokers network while successfully entering the bancassurance segment.

Jaime Paredes, CEO Zurich Latin America, said: "This transaction will allow Zurich to achieve visible market share in Brazil and offer high quality general and life insurance products and services to a large number of customers – individual and corporations – throughout the country. The partnership with Banco Mercantil allows us to operate effectively and profitably in this market by focusing on customer, product and distribution excellence."

The transaction is subject to the approval of the relevant regulatory authorities and is expected to close by the fourth quarter of 2008. After closing, the transaction will be subject to the mandatory tender offer. It is the intention of Zurich Participações to eventually delist MB within a year as of the closing of the transaction.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

ZURICH®

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